

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 19, 2008

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re: Southwall Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Period Ended September 30, 2007**
> **File No. 0-15930**

Dear Mr. Stichler:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

1.   We note your response to prior comment 1. Please confirm that you will expand your MD&A discussion in future filings to disclose that the $400,000 reversal was a change in estimate rather than an accounting error from prior periods.

2.   If you continue to show the Foreign Rate differential line as the difference between the Federal statutory rate and the "actual foreign tax rate," please revise your future filings to disclose the German statutory rate with a reconciliation (complete with an explanation of the material adjustments, including the

permanent tax differences due to the German government subsidies you discuss in your response to prior comment 3) to the actual foreign tax rate. Please show us supplementally what the revised disclosures will look like for each of the annual periods ending December 31, 2005, 2006, and 2007.

3.   Please revise your future filings to clarify that the $115,434 adjustment to the deferred tax asset valuation allowance was a change in estimate and not an accounting error from prior periods and that the adjustment had no net effect on the balance sheet or statement of operations.

FORM 10-Q/A FOR THE PERIOD ENDED SEPTEMBER 30, 2007

4.   We note your revisions in response to prior comment 4. Please tell us and quantitatively disclose in future filings the percentage change in the German pre-tax income so that readers can fully understand the change in the tax provision.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Al Pavot at (202) 551-3738, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief